OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sunvesta Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
8680L103
(CUSIP Number)
August 27, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86801L103	Page	2	of	4

1	NAMES OF REPORTING PERSONS JERAG PROPERTY S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	BELIZE

	5	SOLE VOTING POWER

NUMBER OF		1,848,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,848,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,848,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Name of Issuer
SUNVESTA, INC
Item 1(b) Address of Issuer's Principal Executive Offices
ZUGERSTRASSE 76B, CH-6341-BAAR, SWITZERLAND
Item 2(a) Name of Persons Filing:
JERAG HOLDINGS S.A.
Item 2(b) Address of Principal Business Office, or if None, Residence:
P.O. BOX 1777, BELIZE CITY, BELIZE
Item 2(c). Citizenship
BELIZE
Item 2(d). Title of Class of Securities:
Common
Item 2(e). CUSIP Number:
8680L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4. Ownership.
(a) Amount beneficially owned:          1848000
(b) Percent of class:                               8.25%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:                                     1848000
(ii) Shared power to vote or to direct the vote:                           0
(iii) Sole power to dispose or to direct the disposition of:       1848000
(iv) Shared power to dispose or to direc the disposition of:   0
Item 5. Ownership of Five Percent of Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/25/07

Date

/s/ Beat Kranz

Beat Kranz, Director
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)